Digitally Imported, Inc.
A New York Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2016 and 2015

Digitally Imported, Inc.

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEARS THEN ENDED:	
Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Changes in Stockholders' Equity (Deficit)	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6–19



To the Board of Directors of
Digitally Imported, Inc.
Denver, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Digitally Imported, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
August 16, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Digitally Imported, Inc.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 689,663	$ 470,003
Accounts receivable	329,281	516,246
Prepaid expenses	67,236	57,579
Other receivables	7,943	1,702
Total Current Assets	1,094,123	1,045,530
Non-Current Assets:		
Property and equipment, net	76,387	106,518
Intangible assets	5,000	5,000
Notes receivables	-	58,444
Other assets	1,425	1,425
Total Non-Current Assets	82,812	171,387
TOTAL ASSETS	$ 1,176,935	$ 1,216,917
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 147,551	$ 143,240
Accrued expenses	99,423	161,469
Loan payable - current	-	11,811
Accrued music royalites - current	148,436	175,597
Capital lease payable - current	9,642	29,492
Equity compensation payable - current	26,090	4,668
Notes payable - current	59,914	58,911
Deferred revenues - current	983,580	868,032
Total Current Liabilities	1,474,636	1,453,220
Long-Term Liabilities:		
Accrued music royalites - long term	-	35,000
Capital lease payable - long term	-	9,837
Equity compensation payable - long term	150,676	189,290
Notes payable - long term	129,623	189,537
Deferred revenues - long term	109,458	83,268
Total Long-Term Liabilities	389,757	506,932
Total Liabilities	1,864,393	1,960,152
Stockholders' Equity (Deficit):		
Common Stock, $0.001 par, 20,000,000 shares authorized, 11,465,192 and 10,000,000 shares issued and outstanding, as of December 31, 2016 and 2015, respectively.	11,465	10,000
Additional paid-in capital	-	-
Accumulated deficit	(698,923)	(753,235)
Total Stockholders' Equity (Deficit)	(687,458)	(743,235)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,176,935	$ 1,216,917

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Digitally Imported, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Revenues:		
Subscription revenues	$ 2,353,483	$ 1,956,534
Platform licensing revenues	1,798,288	1,640,465
Advertising revenues	289,612	374,533
Other revenues	95,852	52,922
Total revenues	4,537,235	4,024,454
Costs of revenues	(865,918)	(577,254)
Gross profit	3,671,317	3,447,200
Operating Expenses:		
Compensation	3,001,285	2,820,784
General and administrative	497,665	427,628
Marketing	114,317	144,161
Total Operating Expenses	3,613,267	3,392,573
Income from operations	58,050	54,627
Other Income/(Expense):		
Interest expense	(5,878)	(10,279)
Other income	20,081	3,687
Foreign income tax expense	(16,476)	-
Total Other Income/(Expense)	(2,273)	(6,592)
Provision for income taxes	-	-
Net Income	$ 55,777	$ 48,035

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these consolidated financial statements.

Digitally Imported, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Digitally Imported, Inc. Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at January 1, 2015	10,000,000	$ 10,000	$ -	$ (801,270)	$ (791,270)
Net income	-	-	-	48,035	48,035
Balance at December 31, 2015	10,000,000	$ 10,000	$ -	$ (753,235)	$ (743,235)
Merger	1,465,192	$ 1,465	$ -	$ (1,465)	$ -
Net income	-	-	-	55,777	55,777
Balance at December 31, 2016	11,465,192	$ 11,465	$ -	$ (698,923)	$ (687,458)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Digitally Imported, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income	$ 55,777	$ 48,035
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	72,448	75,962
Equity compensation expense	13,566	198,625
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	186,965	(147,415)
(Increase)/Decrease in prepaid expenses	(9,657)	6,364
(Increase)/Decrease in other receivables	(6,241)	171
(Increase)/Decrease in notes receivables	58,444	1,922
(Increase)/Decrease in other assets	-	(1,425)
Increase/(Decrease) in accounts payable	4,311	(8,795)
Increase/(Decrease) in accrued expenses	(62,046)	26,620
Increase/(Decrease) in accrued music royalties	(62,161)	(138,932)
Increase/(Decrease) in deferred revenues	141,738	138,887
Net Cash Provided By Operating Activities	393,144	200,019
Cash Flows From Investing Activities		
Purchase of property and equipment	(42,318)	(40,706)
Proceeds from sale of intangibles	-	4,250
Net Cash Used In Investing Activities	(42,318)	(36,456)
Cash Flows From Financing Activities		
Repayment of loan payable	(11,811)	(45,655)
Repayment of capital lease payable	(29,687)	(27,438)
Repayment of equity compensation	(30,757)	(4,668)
Proceeds from issuance of notes payable	-	200,000
Repayment of notes payable	(58,911)	(135,539)
Net Cash Used In Financing Activities	(131,166)	(13,300)
Net Change In Cash	219,660	150,263
Cash at Beginning of Period	470,003	319,740
Cash at End of Period	$ 689,663	$ 470,003
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 5,878	$ 10,279
Cash paid for Israel income tax	$ 16,476	$ -

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

NOTE 1: NATURE OF OPERATIONS

Digitally Imported, Inc. (the "Company") was incorporated on August 24, 2000 under the laws of the State of New York and is licensed to do business in the state of Colorado, where the majority of its employees are located. The Company offers over 90 channels of electronic dance music via its website and mobile applications. The Company also licenses its platform, technology and administrative services to other related companies (see Note 8). The business is supported through subscription fees received by listeners, platform licensing revenues and advertising revenues.

As indicated in Note 5, AudioAddict, Inc. ("AudioAddict") was incorporated on January 29, 2003, under the laws of New York and was merged into the Company and classified as a transaction between entities under common control. Thus, all results have been presented retrospectively consolidated. The Company has also consolidated the results of AudioAddict's wholly owned Israel subsidiary, AudioAddict, Ltd. that was formed in January 2016.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statement in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. The consolidated financial statements as of December 31, 2016 and 2015 and for the years then ended are accordingly adjusted as though the merger occurred at the beginning of prior periods. Therefore, these consolidated financial statements include all accounts of Digitally Imported, Inc., along with the newly merged AudioAddict for all periods presented and AudioAddict's wholly owned subsidiary, AudioAddict, Ltd. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased. At times during the year, the Company may maintain funds on deposit at its banks in excess of FDIC insurance limits. As of December 31, 2016 and 2015, the Company's cash balances exceeded FDIC insured limits by $261,452 and $144,911, respectively.

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

Cash and cash equivalents consisted of the following:

	2016	2015
Cash	$ 651,107	$ 470,003
Foreign currency	38,556	-
	$ 689,663	$ 470,003

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company's U.S. operations. The functional currency for AudioAddict, Inc. is its local currency. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At December 31, 2016, the foreign currency translation was immaterial and therefore not reflected in these consolidated financial statements. Foreign Currency is denoted in Israeli Shekels (ILS), Euros (EUR) and Great British Pounds (GBP). These are converted into U.S. Dollars (USD). The December 31, 2016 balances were converted into United States Dollar using rates of 3.8435 ILS, 1.0458 EUR and 1.2292 GBP per USD.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

The estimated fair value of the Phantom Stock plan liability, described in Note 6, has been determined to be Level 3 as certain inputs used to determine the fair value of the Company by a third-party valuation firm are unobservable.

Accounts Receivable

For subscription and platform subscription licensing revenues, the Company receives payments through its credit card processor, Paypal, and App Stores (Google and Apple). For revenues earned during the month but not yet received, a receivable is booked to ensure proper recognition. Payment on those receivables is received generally within a matter of days for credit card processing and within a month for App Store revenues.

For advertising revenues, the Company invoices at the beginning of each reporting period based on the amount of accrued revenue from the previous period. Payments received can generally lag between 1 to 4 months from invoice date. The Company assesses its accounts receivable based on historical loss patterns, current receivables aging, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2016 and 2015 was not necessary.

Property and Equipment

Property and equipment is carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The cost and related accumulated depreciation of property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year's earnings.

	2016	2015
Computers and equipment	$ 374,982	$ 333,440
Furniture and fixtures	8,654	7,879
	383,636	341,319
Accumulated depreciation	(307,249)	(234,801)
Property and equipment, net	$ 76,387	$ 106,518
Depreciation Expense	$ 72,448	$ 75,962

The Company primarily follows the straight-line method of depreciation utilizing the following lives:

Class	Years
Furniture and fixtures	7
Computers and equipment	3

See accompanying Independent Accountant's Review Report

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

Revenue Recognition

The Company recognizes revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. We consider a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. We record cash received in advance of revenue recognition as deferred revenue.

Subscription Revenue

Subscription revenue is generated through the sale of a premium version of the Company's service which currently includes advertisement-free access and higher audio quality on supported devices. The Company offers one-month, annual and two-year subscription options. Revenues under these arrangements are recognized over the term of the subscription.

Platform Revenue

The Company provides IT infrastructure, streaming media, membership services, advertising integration, software development and other assorted administrative services to other online webcasting companies. These entities are related parties (see Note 8). According to the applicable agreements, in return for these services, the Company retains a percentage of all revenues earned and received. Revenues under these arrangements are recognized when earned and are recorded net of payments made to these entities.

Advertising Revenue

The Company generates advertising revenue primarily from audio, display, and mobile display advertising. The Company generates the majority of its advertising revenue through the delivery of advertising impressions sold on a cost per thousand, or CPM, basis.

The primary source of advertising revenue is generated from arrangements with advertising agencies and brokers. Under these arrangements, agencies and brokers are provided the ability to sell advertising inventory on our service directly to advertisers. We report this revenue net of amounts due to agencies and brokers as the Company is not the primary obligor under these arrangements, and therefore, we do not set the pricing and do not establish or maintain the relationship with the advertisers.

Costs of Revenue

Costs of revenues include the cost of music royalties (see additional note below), order fulfillment costs (including transaction processing fees from external payment processors), advertising delivery technology costs, bandwidth costs associated with streaming musical content to our listeners, depreciation expense and other music content costs.

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

Costs of Music Royalties

Music royalty costs principally consist of royalties paid for music streamed to our listeners. Royalties are currently calculated under statutory licenses or negotiated rates documented in agreements. The majority of our royalties are payable based on a cost-per-play of a sound recording, while in other cases our royalties are payable based on a percentage of our revenue or a formula that involves a combination of per performance and revenue metrics. For royalty arrangements under negotiation, we accrue for estimated royalties based on the available facts and circumstances and adjust these estimates as more information becomes available.

These costs are further discussed in Note 9 to these financial statements.

Compensation

Compensation expenses consist primarily of employee and consultant related costs, including salaries, consulting fees, benefits related to employees, health insurance, equity based compensation costs, travel and payroll taxes.

General and Administrative

General and administrative expenses consist primarily of internal and external information technology, rent, utilities, business insurance, bad debt expense related to notes receivable, subscriptions and software licenses, depreciation, professional fees (including legal, accounting and other consultants) and other administrative expenses.

Marketing

Marketing expenses are primarily digital advertising costs and direct listener communication costs, including email processing and mobile phone communication deliveries.

Equity-Based Compensation

The Company has established an equity-based incentive program as discussed in more detail in Note 6. Awards of phantom stock are accounted for as a liability under ASC topic 718 and changes in the fair value of our liability are recognized as compensation cost over the requisite service period for the percentage of requisite service rendered each period. Changes in the fair value of the liability that occur after the requisite service period are recognized as compensation cost during the period in which the changes occur. We remeasure the liability for the outstanding awards at the end of each reporting period and the compensation cost is based on the change in fair market value for each reporting period. The fair market value is determined by a third-party valuation firm and has been determined to be a Level 3 fair value measurement as noted above.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years.

Concentrations on Accounts Receivable

The Company has concentrations of credit risk related to trade receivables where AdsWizz, Inc and TargetSpot, Inc represent 28% and 23% of the accounts receivable balance as of December 31, 2016, respectively. Additionally, AdsWizz, Inc, TargetSpot, Inc and WestWood One, Inc represent 26%, 29% and 20% of the accounts receivable balance as of December 31, 2015, respectively. If one or more of these vendors did not satisfy their obligations, it could have a material impact on the Company.

Concentrations of Platform Revenue

The Company has concentrations of platform revenues sources where Radio Now, LLC ("Radio Now") and Radio World, LLC ("Radio World") represent 57% and 43% of platform revenues and 23% and 17% of total revenues recognized for the year ended December 31, 2016, all respectively. Additionally, Radio Now and Radio World represent 63% and 37% of platform revenues and 26% and 15% of total revenues recognized for the year ended December 31, 2015, all respectively. If one or both of these agreements were to be terminated, it could have a material impact on the Company.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016.

Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

In February 2016, the FASB issued ASU 2016-02, "*Leases*" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In April 2015, the FASB issued ASU 2015-05, "Customer's Accounting for Fees Paid in a Cloud Computing Arrangement" (Topic 350). This ASU provides additional guidance for software licenses within a cloud computing arrangement. Under ASU 2015-05, if a cloud computing arrangement contains a software license, customers should account for the license element of the arrangement in a manner consistent with the acquisition of other software licenses. If the arrangement does not contain a software license, customers should account for the arrangement as a service contract. We adopted the provisions of ASU 2015-05 in the first quarter of 2016 without a material impact on our financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU 2015-03, "Interest - Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs" (Topic 835-30). This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the related debt's carrying value, which is consistent with the presentation of debt discounts. In June 2015, the FASB issued ASU 2015-15, "Interest - Imputation of Interest: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements". This ASU adds further clarity to ASU 2015-03 for debt issuance costs related to line-of-credit-arrangements. We adopted the provisions of ASU 2015-03 and ASU 2015-15 in the first quarter of 2016 without a material impact on our financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting" (Topic 718). This ASU is intended to simplify various aspects of the accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The guidance in ASU 2016-09 is required for annual reporting periods beginning after December 15, 2016, with early adoption permitted. We adopted the provisions of ASU 2016-09 in the second quarter of 2016 with retrospective application beginning January 1, 2016. The adoption did not have an impact on our financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated profits in recent years, however, it has an accumulated deficit of $698,923 and $753,235 as of December 31, 2016 and 2015, respectively, and current liabilities exceeded current assets by $380,513 as of December 31, 2016.

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

The Company has a number of notes outstanding to related entities, Radio World, LLC ("Radio World" and Radio Now, LLC ("Radio Now") (see also Note 8). These notes are unsecured and were issued at various points from July 2014 through November 2015 with interest rates ranging between 1.47% and 1.90%. Each note was issued with a five-year maturity with the option to pay off early at any time. Interest expenses were paid to date as of December 31, 2016. Total interest expense on the loans was $3,717 and $3,999 for the years ended December 31, 2016 and 2015, respectively.

The following schedule presents the Company's notes payable principal due by maturity year:

2017	$ 59,914
2018	60,934
2019	56,713
2020	11,976
Total	$ 189,537

NOTE 5: BUSINESS COMBINATION

On December 2, 2016, AudioAddict was merged into the Company. As the Company was majority owned by AudioAddict's sole shareholder during 2016 and by AudioAddict's sole shareholder and spouse during 2015, this transaction was deemed to be between entities under common control. As a result of this classification, all results have been shown retrospectively adjusted to present operations on a consolidated basis. All intra-entity transactions have been eliminated. The merger and related stock transactions were based upon the fair market values of each entity as determined by a third-party valuation firm. Common stock was reissued based on the pro-rata fair market value of each shareholder's holdings as of the transaction date (see Note 6).

NOTE 6: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

As indicated in Note 5, the Company had a merger transaction on December 2, 2016, where AudioAddict was merged into the Company. Utilizing the fair market values of each entity, shares

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

were reissued based upon the pro-rata fair market value of each shareholder's stock. At December 31, 2015 both AudioAddict and the Company had 10,000,000 shares outstanding of their respective 20,000,000 authorized. On December 2, 2016, AudioAddict was dissolved and all shares cancelled. On the same date, the Company cancelled its 10,000,000 shares and reissued 11,465,192 shares in accordance with the pro-rata fair market values and the merger agreement at $0.001 par value per share.

Phantom Stock Plan

The Company, along with AudioAddict, adopted a Phantom Stock and Change of Control Plan (the "Prior Plan") during 2014. The value of these awards was subject to the appreciation of each Company. As there was no appreciation of the Company prior to the merger, all prior AudioAddict agreements were honored through an Amended and Restated Phantom Stock and Change of Control Plan (the "Plan") and results are retrospectively adjusted to show the results of consolidated operations, all information provided relates to AudioAddict's Prior Plan or the current Plan.

The issuances of awards under the Prior Plan and Plan have varied vesting periods from immediate to 3 years. The expense related to the Prior Plan and Plan is recognized straight-line over the vesting period, as long as the value of the Company is increasing. All fair market values were calculated by a third-party valuation firm. The awards, once earned and vested, are payable in cash, stock or other equity as determined by the Company's Board of Directors. Awards are payable when vested and the occurrence of death, disability, termination without cause, or a change in control of the Company in accordance with the terms of the underlying agreements. Awards that are not vested upon any of the above noted events are forfeited.

Both the Prior Plan and Plan allow for a maximum of half of current outstanding shares to be issued as Phantom Stock. For the years ended December 31, 2016 and 2015 the total number of units authorized for issuance were 5,732,596 and 5,000,000, respectively.

A summary of cash payments for Phantom Stock settled and compensation costs recognized in Compensation on our Statements of Operations for the Prior Plan and Plan is provided below:

	2016	2015
Cash payments for settled shares	$ 30,757	$ 4,668
Compensation expense	$ 13,566	$ 198,625

Total unrecognized compensation cost on outstanding awards under the Prior Plan and Plan amounted to $4,168 and $15,618 as of December 31, 2016 and 2015, respectively.

A summary of information related to vested Phantom Stock for the years ended December 31, 2016 and 2015 is as follows:

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Shares	Weighted Average Grant Date Fair Value (per share)	
Vested Phantom Stock Awards, January 1, 2015	1,946,184	$	0.30
Redeemed	(141,643)		0.30
Vested	158,333		0.30
Vested Phantom Stock Awards, December 31, 2015	1,962,874	$	0.30
Redeemed	(784,656)		0.30
Vested	1,690,900		0.32
Vested Phantom Stock Awards, December 31, 2016	2,869,118	$	0.32

A summary of the changes in the number of outstanding Phantom Stock awards for the year ended December 31, 2016 for the Prior Plan and Plan is provided below.

Balance of Phantom Stock Awards Outstanding, December 31, 2015	3,759,082
Granted	572,562
Settled	-784,656
Forfeited	-200,000
Balance of Phantom Stock Awards Outstanding, December 31, 2016	3,346,988

The liability for unsettled Phantom Stock awards as of December 31, 2016 and 2015 are $176,766 and $193,958, respectively.

NOTE 7: INCOME TAXES

As indicated in Note 5, a merger occurred whereby AudioAddict, Inc. was merged into the Company. Until that merger, the Company elected S-Corporation status with the Internal Revenue Service. As a result of the merger, the prior net operating loss benefits that had accumulated for the Company's shareholders are no longer valid. Additionally, as a function of the merger, the Company lost the ability to file as an S-Corporation moving forward and is now a C-Corporation.

AudioAddict, Inc. filed taxes as a C-Corporation for its entire history and had an accumulated net operating loss at the merger date. The merger did not trigger a change in ownership that disallowed the use of the net operating loss by the Company under IRS Section 382, allowing the Company the use of these net operating losses.

For the year ended December 31, 2015, on a consolidated basis the Company had a net operating loss carryforward of $341,206. Although the tax returns have yet to be filed for 2016, it is currently estimated that $28,345 related to consolidated current taxable earnings will be utilized in the 2016 filings, leaving a remaining net operating loss carryforward of $312,861.

The Company pays Federal and State income taxes at rates of approximately 34% and 4.63%, respectively, and has used an effective blended rate of 37.08% to derive net tax assets of $181,551 and

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

$198,435 as of December 31, 2016 and 2015, respectively. Deferred tax assets and liabilities are as follows:

	2016	2015
Deferred tax assets:		
Net operating loss carryforwards	$ 116,007	$ 126,516
Equity compensation payable	65,545	71,919
Total deferred tax assets	181,552	198,435
Valuation allowance	(181,552)	(198,435)
Net deferred tax asset	$ -	$ -

The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforwards, and accordingly, the Company recorded full valuation allowances against its deferred tax assets for both years. The Company intends to maintain a full valuation allowance on net deferred tax assets until sufficient evidence exists to support reversal of the valuation allowance.

As of December 31, 2016 and 2015, the Company had federal net operating loss carryforwards of $312,861 and $341,206, respectively, which will begin to expire in 2032. At December 31, 2016 and 2015, the Company had Colorado state net operating loss carryforwards of $316,331 and $344,219, which will begin to expire in 2032, and New York State net operating loss carryforwards of $162,030 and $199,650, which will begin to expire in 2032, all respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company does incur income tax related to its fully owned subsidiary, AudioAddict, Ltd, in Israel. For the year ended December 31, 2016, the Company recorded $16,476 related to income tax expense in Israel. No expense was recorded for the year ended December 31, 2015 as AudioAddict, Ltd was formed during 2016.

NOTE 8: RELATED PARTY TRANSACTIONS

Platform Licensing Agreements

Radio Now has a contract with the Company for the provision of technology services to operate its website and mobile applications (including but not limited to membership billing and administrative services, music streaming technology, hosting, mobile applications, and advertising systems and services). The Company retains all rights in the technologies. For services provided, the Company retains a percentage of subscription and advertising revenues. Radio Now is owned 100% by the majority owner of the Company's wife.

For the years ended December 31, 2016 and 2015, $486,708 and $535,326 were due and payable to Radio Now in relation to this agreement, respectively. For the years ended December 31, 2016 and 2015, there were balances due to Radio Now of $39,342 and $47,114, respectively, of which all have been paid.

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

Radio World also has a contract with the Company for the provision of technology services to operate its websites and mobile applications (including but not limited to membership billing and administrative services, music streaming technology, hosting, mobile applications, and advertising systems and services). The Company retains all rights in the technologies. For services provided, the Company retains a percentage of subscription and advertising revenues. Radio World is owned by the Company's majority shareholder, a trust established for the majority shareholder's children and another employee of the Company.

For the years ended December 31, 2016 and 2015, $363,090 and $310,412 were due and payable to Radio World in relation to this agreement, respectively. For the years ended December 31, 2016 and 2015, there were balances due to Radio Now of $32,250 and $33,384, respectively, of which all have been paid.

Notes Payable

There have been various Notes Payable between the Company and Radio Now. For the years ended December 31, 2016 and 2015, $57,428 and $139,105 were paid under these Notes to Radio Now Reference Note 4.

There is a Note Payable between the Company and Radio World. For the years ended December 31, 2016 and 2015, $5,200 and $433 were paid under these Notes to Radio World. Reference Note 4.

NOTE 9: CONTINGENCIES

Operating Lease

The Company leased an administrative office under a noncancellable operating lease agreement. Rent expense under this lease for the years ended December 31, 2016 and 2015, totaled $48,000 and $37,716, respectively. The monthly rent rate in effect as of December 31, 2016 and 2015 was $4,000 and $4,000, respectively. The total of the future minimum lease payments for the year 2017 was $32,000 with the lease terminating effective July 31, 2017 (see Note 10).

Capital Lease

The Company leased certain technology equipment and maintenance services under a noncancellable capital lease agreement. Amounts capitalized in relation to this agreement were $68,545 in equipment and $15,969 in prepaid maintenance costs, which were amortized over the appropriate service period. Payments under this lease for the years ended December 31, 2016 and 2015, totaled $31,734 and $31,734, of which $4,295 and $2,047 covered interest on the lease, all amounts respectively. The monthly lease payment in effect as of December 31, 2016 and 2015 was $2,644 and $2,644, respectively. The total of the future minimum lease payments for the year 2017 was $13,222 with the lease terminating effective June 30, 2017. The Company exercised the option to bargain purchase the technology equipment for $1.

Music Royalties

While the Company's service is primarily intended for, marketed to and monetized in the U.S., Netherlands, U.K., and Canada, where sound recording and music composition royalties are currently being paid to the applicable collection societies or negotiations are ongoing, any internet user,

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

irrespective of location, has access to Digitally Imported. For those territories that the Company does not have a relationship with applicable collection societies, no royalty expense has been paid or accrued, which could lead to current and/or past royalty liabilities.

The terms of the U.S. compulsory license for webcasting require that a royalty be paid for the transmission of all or any portion of an identifiable sound recording to a transmission recipient. While the Company for many years considered a DJ compilation mix or show to be an identifiable sound recording for performance reporting purposes, the Company was notified this practice was not acceptable. Therefore, the Company may become liable for additional music royalties to account for the performance of individual tracks within these mixes and shows.

In June 2015, the Company began offering a portion of DJ compilation mixes and shows for interactive playback to paying subscribers in the United States and Netherlands. As noted above, the individual tracks within these mixes and shows were not identified and it is likely that a large portion of the individual tracks are not licensed for interactivity. While this activity represents an insignificant amount of total listening in these countries, copyright violations in the United States especially can be significant.

These factors represent unasserted potential claims against the Company that could result in a loss to the Company in a material amount for the years in which the Company utilized this royalty methodology and streamed its programming. An accrual for a loss contingency was not made because the conditions described in FASB ASC 450-20-25-2 regarding probability of a loss have not been met and the amount of the potential loss cannot be reasonably estimated.

Subsequent to December 31, 2016, the Company has been reporting identified individual sound recordings contained in DJ compilation mixes and shows as performances in the United States through the use of a third-party service which will result in higher "Costs of revenue" on the Statement of Operations in future periods, though an estimate of the expected increase is not readily determinable.

Value Added Tax (VAT)

The Company's business qualifies as an "Electronically Supplied Service" under the EU VAT regulations. Until January 1, 2017, the Company had not collected and, thus, had not remitted VAT. As the burden of collection is with the supplier of the Electronically Supplied Service, this could represent unasserted potential claims against the Company that could result in a loss to the Company in a material amount for the years in which the Company sold its subscriptions into the European Union. The Company has taken all steps as of January 1, 2017 to properly collect and remit VAT for sales to European Union customers.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Digitally Imported, Inc.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
For the years ended December 31, 2016 and 2015

NOTE 10: SUBSEQUENT EVENTS

Advertising Agreement

The Company entered into a new advertising sales representation agreement for audio advertisements within the United States. The agreement contains minimum advertising inventory requirements for the Company and also provides for minimum revenue guarantees, which if met, will provide a significant portion of advertising and total revenue during 2017.

Licensing Agreement

In January 2017, the Platform Licensing Agreements between the Company and Radio Now and Radio World were amended to reflect a sixty percent revenue retention by the Company, decreased from the previous seventy percent. In April 2017, that revenue percentage was amended back to seventy percent. In January and February 2017, the Company also made additional principal payments on notes payable (see Notes 4 and 8) of $84,307.

Securities Offering

In 2017, the Company commenced activities related to filing a securities offering under Regulation CF, where the Company intends to raise up to $1,070,000. The terms of this offering are not yet finalized and the offering remains subject to changes as of the issuance date of these financial statements. In preparation for this offering, the Company amended its certificate of incorporation with the State of New York to create a class of non-voting shares, of which 20,000,000 will be authorized for issuance.

Rent Agreement

In July 2017, the Company terminated its office space lease agreement for its Denver headquarters, forfeiting the security deposit and paying an additional month of rent.

Management's Evaluation

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through August 16, 2017, which is the date the financial statements were available to be issued.